

Mailstop 4628

August 8, 2016

Via E-mail
Mr. Mark L. Mey
Chief Financial Officer
Transocean Ltd.
10 Chemin de Blandonnet
Vernier, Switzerland 1214

> **Re: Transocean Ltd.**
> **Form 10-K for the Fiscal Year ended December 31, 2015**
> **Filed February 25, 2016**
> **Form 10-Q for the Fiscal Quarter ended June 30, 2016**
> **Filed August 3, 2016**
> **File No. 0-53533**

Dear Mr. Mey:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2015

Management's Discussion and Analysis, page 32

Outlook – Drilling Market, page 34

1.   We note you disclose that during 2015, your customers early terminated or cancelled contracts for five drilling units and that subsequently, you received notices of early termination or cancellation of contracts for six additional drilling units. Please expand your disclosure to clarify the significance of these events. Supplementally, tell us the extent to which the Contract backlog amounts, for each future period presented on page 35, and the totals on pages 25 and 24 of your 2016 first and second quarter reports,

factored in the effects of these early terminated or cancelled contracts. Please explain how you handle a notice of termination or cancellation relative to the dates for which Contract backlog figures are presented and the filing of your periodic reports.

2.   Given your disclosure indicating that you have assumed you will earn the maximum amounts possible during the remaining contract periods in presenting your measures of Contract backlog, also clarify whether this represents a hypothetical scenario or an expectation for future revenues that is consistent with the actual day rates you have earned previously, relative to your previously disclosed Contract backlog amounts.

Tell us how the Contract backlog amounts that you have computed based on the maximum amounts compare to the minimum amounts you may alternatively earn under the remaining terms of the contracts, considering weather, standby and similar provisions, aside from unplanned repairs and maintenance or force majeure events; also to the dollar amounts believed to be firm and for which you have a reasonable expectation, if these do not correspond precisely to the Contract backlog figures that you report.

3.   We note you disclose that your measures of Contract backlog include amounts to be earned under "other definitive agreements awaiting contract execution" and for drilling units that are under construction. Please disclose the nature of and amounts associated with the unsigned contracts, and for rigs under construction, the dates these are scheduled to be in service and earning revenues under the firm contracts included in your computation, to comply with Item 101(c)(1)(viii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Mark L. Mey
Transocean Ltd.
August 8, 2016

       You may contact Lily Dang at (202) 551-3867 or Kimberly L. Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                          Sincerely,

                          /s/ Karl Hiller

                          Karl Hiller
                          Branch Chief
                          Office of Natural Resources